Bighorn Design Studio, LLC
Financial Statements
December 31, 2019 and 2018

Table of Contents


Harker Mellinger LLC
Certified Public Accountants

To the Shareholders'
Bighorn Design Studio, LLC
Sheridan, Wyoming

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

We have reviewed the accompanying Balance Sheets of Bighorn Design Studio, LLC (an S Corporation) as of December 31, 2019 and 2018, and the related Statements of Income, Retained Earnings, and Statements of Cash Flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financi al data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America. This includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

NOTICE:
The accompanying financial statements and our accountants' review report are for management and investment purposes and should not be used by any other party for any purpose. Additional users of these financial statements and accountant's review report are hereby advised that the liability of Harker Mellinger, LLC to third party users who use or rely on this information may be limited pursuant to 1995 Wyo. Sess. Laws, Chapter 155 creating Wyo. Stat. Sec. 33-3-201.

Harker Mellinger LLC

April 24, 2020

1811 S. Sheridan Ave. | Sheridan, WY 82801 | www.harkermellinger.com
307.672.0785 | Fax 307.672.6423

Bighorn Design Studio, LLC
Balance Sheets
December 31, 2019 and 2018

Assets

	2019	2018
Current Assets		
Cash	$ 188,725.53	$ 368,246.33
Accounts Receivable	489,991.19	344,679.28
Inventory	127,229.50	131,707.00
Deposit on Equipment	-	28,846.80
Total Current Assets	805,946.22	873,479.41
Property and Equipment		
Autos & Trucks	29,818.00	16,118.00
Equipment & Machinery	599,629.54	471,296.31
Leasehold Improvements	33,333.91	33,333.91
	662,781.45	520,748.22
Less: Accumulated Depreciation	(82,364.64)	(60,783.01)
Total Property and Equipment	580,416.81	459,965.21
Other Assets		
Intangibles (net of amortization)	246,356.42	268,364.75
Investments	130,966.24	26,836.00
Notes Receivable	40,000.00	-
Total Other Assets	417,322.66	295,200.75
Total Assets	$ 1,803,685.69	$ 1,628,645.37

Bighorn Design Studio, LLC

Balance Sheets
December 31, 2019 and 2018

Liabilities and Equity

	2019	**2018**
Current Liabilities		
Accounts Payable	$ 107,713.33	$ 99,919.35
Accrued Payroll	17,947.04	16,849.01
Payroll Tax Payable	6,386.57	6,174.11
Sales Tax Payable	10,476.12	9,790.67
Current Portion of Long-Term Debt	82,172.00	163,673.00
Total Current Liabilities	224,695.06	296,406.14
Long-Term Liabilities		
Notes Payable	961,106.32	1,005,499.62
Less: Current Portion of Long-Term Debt	(82,172.00)	(163,673.00)
Total Long-Term Liabilities	878,934.32	841,826.62
Total Liabilities	1,103,629.38	1,138,232.76
Stockholders' Equity		
Treasury Stock (17.5 shares)	(100,000.00)	(100,000.00)
Retained Earnings	800,056.31	590,412.61
Total Stockholders' Equity	700,056.31	490,412.61
Total Liabilities and Stockholders' Equity	$ 1,803,685.69	$ 1,628,645.37

Bighorn Design Studio, LLC
Statements of Income and Retained Earnings
For the Years Ended December 31, 2019 and 2018

	2019	2018
Revenue	$ 3,683,065.72	$ 3,158,085.92
Cost of Goods Sold	1,553,941.29	1,435,652.70
Gross Profit	2,129,124.43	1,722,433.22
Expenses		
Advertising	32,172.35	30,336.03
Bank Charges	2,242.75	2,742.53
Computer & Internet	12,676.65	11,338.75
Contractors	6,533.00	23,764.02
Dues and Subscriptions	10,289.74	7,885.51
Employee Benefits	8,649.62	5,083.00
Employee Training	1,086.21	319.09
Freight & Delivery	69,837.80	68,660.65
Insurance	8,258.07	7,004.81
Legal & Professional Fees	17,443.92	17,868.98
Meals	2,588.71	4,265.98
Miscellaneous	4,968.14	1,920.25
Office Supplies	3,804.39	2,772.07
Officer Wages	88,333.32	86,749.96
Payroll Taxes	102,503.86	86,333.71
Rent Expense	200,460.34	145,533.81
Repairs	45,597.06	62,129.80
Royalty	5,700.00	337.50
Sales Tax	73,972.87	66,069.73
Supplies	65,634.09	38,121.79
Taxes and Licenses	3,653.94	2,216.38
Telephone	3,429.43	2,850.29
Travel	6,788.22	12,146.32
Utilities	24,644.77	17,447.37
Wages	948,108.75	772,775.08
Total Expenses	1,749,378.00	1,476,673.41
Net Operating Income	379,746.43	245,759.81

Bighorn Design Studio, LLC
Statements of Income and Retained Earnings
For the Years Ended December 31, 2019 and 2018

	2019	2018
Other Income (Expenses)		
Amortization Expense	(22,008.33)	(19,786.10)
Depreciation Expense	(30,005.63)	(23,398.09)
Dividend Income	246.30	-
Gain/(Loss) on Investments	(20,634.81)	(8,598.00)
Gain/(Loss) on Sale of Assets	(33,276.00)	-
Interest Income	46.32	-
Interest Expense	(69,470.58)	(43,704.62)
Other Income	5,000.00	-
Total Other Income (Expenses)	(170,102.73)	(95,486.81)
Net Income	209,643.70	150,273.00
Retained Earnings, January 1	590,412.61	408,291.72
Capital Contributions	-	31,847.89
Retained Earnings, December 31	$ 800,056.31	$ 590,412.61

Bighorn Design Studio, LLC
Statements of Cash Flows
For the Years Ended December 31, 2019 and 2018

	2019	2018
Cash Flows From Operating Activities:		
Net Profit (Loss)	$ 209,643.70	$ 150,273.00
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and Amortization	52,013.96	43,184.19
(Gain) Loss on sale of assets	33,276.00	-
(Increase) decrease in accounts receivable	(145,311.91)	(109,701.45)
(Increase) decrease in inventory	4,477.50	(69,520.00)
(Increase) decrease in deposits on equipment	28,846.80	(25,846.80)
Increase (decrease) in accounts payable	7,793.98	74,920.77
Increase (decrease) in accrued payroll	1,098.03	6,718.20
Increase (decrease) in payroll liabilities	212.46	1,674.99
Increse (decresase) in sales tax liabilities	685.45	(5,209.69)
Total adjustments	(16,907.73)	(83,779.79)
Net cash provided (used) by operating activities	192,735.97	66,493.21
Cash Flows From Investing Activities:		
(Increase) decrease in note receivables	(40,000.00)	533.82
(Increase) decrease in investments	(104,130.24)	(24,122.00)
Proceeds from the sale of property	1,500.00	-
Cash payments for the purchase of property	(185,233.23)	(139,852.41)
Net cash provided (used) by investing activities	(327,863.47)	(163,440.59)
Cash Flows From Financing Activities:		
Proceeds of issuance of long-term debt	420,000.00	293,326.00
Principal payments on long-term debt	(464,393.30)	(87,351.29)
Contributed Capital	-	31,847.89
Net cash provided (used) by financing activities	(44,393.30)	237,822.60
Net increase (decrease) in cash and equivalents	(179,520.80)	140,875.22
Cash and equivalents, beginning of year	368,246.33	227,371.11
Cash and Equivalents, End of Year	$ 188,725.53	$ 368,246.33
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest expense	69,470.58	43,704.62

Note 1 – Summary of Significant Accounting Policies

This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting principles conform to generally accepted accounting principles and have been consistently applied in preparation of the financial statements.

Business Activity and Operating Cycle – Bighorn Design Studio, LLC is a Wyoming S Corporation, effective January 1, 2015. The office is located on Main Street in Sheridan, Wyoming. The Company is a multi-disciplinary company offering services and products specifically related to eCommerce based companies. The Company offers an end-to-end solution for eCommerce brand management, working exclusively with brands who want to grow their direct to consumer model by keeping a premium and customized customer focus. Bighorn Design Studio's partner brands provide consumer products and services to public and private sector clients throughout the United States and the world.

The Company's principal products include: Printed and embroidered apparel, signs, banners, stickers, and other marketing and messaging based consumer products. The Company's principal services include: Design, Product Development, Manufacturing, Inventory Management, eCommerce Management, Marketing, Inventory, Product Fulfillment and Customer Service.

This unique model enables the Company to develop and implement cost-effective solutions that provide a high degree of utility and value to customers. The Company acts as back-office support staff providing every business function of a normal eCommerce company.

The Company's projects extend from local manufacturing and production to direct-to-consumer product shipping for the brands who use their services to customers living all over the world.

Financial Statements - The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP). Bad debts are expensed when determined worthless, which is a departure from GAAP. The effects of this departure from GAAP have not been determined by management.

Bighorn Design Studio, LLC
Notes to Financial Statements
December 31, 2019 and 2018

Receivables and Credit Policy - Receivables are due within 30 days from completion. Past due receivables do not bear interest. Payments of receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of receivables is reduced using the direct write off method when management deems an account uncollectible. Management estimates all accounts receivable are collectible.

Cash Equivalents – Cash and cash equivalents consist primarily of cash on deposit, certificates of deposit, money market accounts, and investment grade commercial paper that are readily convertible into cash and purchased with original maturities of three months or less.

Inventory – Inventories are stated at the lower of cost or market (first-in, first-out method).

Property and Equipment - Assets acquired during the year are recorded at cost. Expenditures to maintain assets in good operating condition are expensed in the year incurred. Expenditures to renew or improve assets are capitalized in the year incurred.

The cost of assets traded for similar equipment after years ended December 31, 2017, retired, sold or otherwise disposed of and the related allowances for depreciation is eliminated from the accounts, and any resulting gain or loss is included in income.

For years prior to January 1, 2018, the cost of assets traded for similar equipment and the related allowances for depreciation is eliminated from the accounts, and any remaining book value, along with any additional consideration, is recorded as the cost of the new asset in accordance with Section 1031 of the Internal Revenue Code.

Depreciation - Depreciation of assets is computed on the book value of the cost of the assets and their estimated useful lives with allowance for salvage value where appropriate. The straight-line method of depreciation is used for the computation.

The modified accelerated cost recovery system is used for federal income tax reporting.

Bad Debts - The direct write-off method is being used to record bad debts expense. The bad debt expense was $0 and $0 for the years ending December 31, 2019 and 2018 respectively.

Method of Accounting – The Company maintains its books on the modified cash method of accounting.

Revenue and Cost Recognition – The Company recognizes revenues from direct business to consumer sales and fixed-price and modified fixed-price production contracts.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Subsequent Events – The Company has evaluated subsequent events through April 24, 2020, the date which the financial statements were issued.

On January 1, 2020 the Company sold the frame shop segment of the business for $112,500 in the form of $87,500 cash and $25,000 in a promissory note due on January 1, 2024 with simple interest of $100/year. Included in the sale were assets with a book value of $82,551.

In March 2020, the COVID-19 outbreak affected the Company. In early March all of the satellite location staff were furloughed and the walk-in retail businesses were closed to customer traffic at those locations. The company's manufacturing and ecommerce arms have remained open. There has been a significant increase in the eCommerce and mail orders that have offset any loss of revenue due to store closures.

At the beginning of March the Company sustained losses on custom production receivables due to teams, events and schools canceling activities and services. As of April 24, 2020 businesses and individuals have begun paying and resolving receivable issues.

The Company applied for and received PPP funding from the SBA through its local bank on April 15, 2020 totaling $219,000. With this funding, the Company has created a plan of action with its satellite location employees to continue building and expanding upon the eCommerce market. Upon receiving the PPP funding, all employees have begun working again.

Note 2 - Inventory

The inventory asset was $127,229.50 and $131,707.00 for the years ending December 31, 2019 and 2018 respectively.

Bighorn Design Studio, LLC
Notes to Financial Statements
December 31, 2019 and 2018

Note 3 - Investments

Cryptocurrenc y - Cryptocurren cies are not financial instruments under US GAAP because they do not represent cash, or a contract establishing a right or obli gation to deliver or receive cash or another financial instrument. Typically, Cryptocurrencies are not financial assets and lack physical substance and therefore meet the definition of an intangible asset.

The Company has the ability to accept Cryptocurrency as a form of currency, but as of December 31, 2019 does not have any currency transactions. The Company is currently holding Cryptocurrency as an investment. Management has elected to report the Cryptocurren cy as an investment at acquisition cost. Total investment in Cryptocurr ency as of December 31, 2019 was $8,798.04 . The effects of this on the Financial Statements is undeterminable.

Other Investments – The balance of the investments as of December 31, 2019 consist of $115,186 in partnership interest in Bighorn Design Homes, LLC, $1982.00 partnership interes t in Shirty Words, LLC, and $5,000 investments in strategic alliances.

Note 4 – Property and Equipment

Depreciation expense was $30,005.6 3 and $23,398.09 for the years ending, December 31, 201 9 and 2018, respectively. The esti mated use ful lives of the assets are as follows:

Automotive Equipment	15 years
Fur niture, Fixtures & Equipment	3 - 20 years
Leasehold Improvements	15 years

A summary of property and equipment and related accumulated depreciation and book value is as follows:

Decemb er 31, 2019	Cost	Accumulated Depreciation	Book Value
Aut omotive Equipment	$ 29,818 .00	$ 3,082. 53	$ 26,735.47
Furniture, Fixtures & Equipment	599,629.32	71,132.61	528,496. 71
Lease hold Improvements	33,333. 91	8,149.50	25,1 84.41
	$ 662,78 1.23	$ 82,364.64	$ 580,416.59

Note 5 – Intangible Assets

Amort ization expe nse was $22,008.33 and $19,786.10 for the years ending, December 31, 2019 and 201 8, respectively. The estimated useful lives of the intangibl e assets are as follows:

Goodwil l 15 years
Loan fees 5 years

A summary of intangible assets and related accumulated amortization and book value is as follows:

Decemb er 31, 2019	Cost	Accumulated Amortization	Book Value
Goo dwill	$ 326,720.00	$ 80,779.7 5	$ 245,940.25
Loan fees	1,135 .00	718.83	416.17
	$ 327,855.00	$ 81,498.58	$ 246,356.42

Not e 6 – Federal Income Tax

Federal income taxes are not payable by, or provid ed for, the S Corporation. Members have elected to be taxed individually on their share of earnings.

Note 7 – Notes Payable

Long -term debt consists of the following:	**2019**	**2018**
First Federal Bank note payable, $578.32 per month, includin g interest of 6.95 % until July 2026. Collatera lized by equipment.	$36,11 8	$40,385
First Interstate Bank note payable, $1,250 per month including interest of 5.5% until November 2021. Collateralized by equipment.	-0-	93,00 8
First Interstate Bank note payable, $586.69 per month including interest of 5.25 % until November 2021. Uncollat eralized .	12,811	19,004

Bighorn Design Studio, LLC
Notes to Financial Statements
December 31, 2019 and 2018

	2019	2018
First Interstate Bank note payable, $489.89 per month, including interest of 5.5% until May 2022. Collateralized by equipment.	-0-	39,543
First Interstate Bank note payable, $1,052.01 per month, including interest of 5.5% until February 2023. Collateralized by equipment.	-0-	46,924
First Interstate Bank note payable, $489.37 per month, including interest of 5.5% until July 2022. Collateralized by equipment.	-0-	40,113
First Interstate Bank note payable, $434.15 per month, including interest of 5.5% until November 2023. Collateralized by equipment.	-0-	39,747
First Interstate Bank note payable, $2000 per month, including interest of 5.5% until March 2019. Collateralized by equipment.	-0-	24,759
First Interstate Bank note payable, $5,799.98 per month, including interest of 4.25% until September 2026. Collateralized by equipment and vehicles.	407,449	-0-
First Interstate Bank note payable, $715.81 per month, including interest of 5.15% until August 2023. Collateralized by equipment.	-0-	65,290
Grafex Visual Communications note payable, $50,000 due March 2019 and $50,000 due March 2021, including simple interest of 5%. Uncollateralized.	50,000	100,000
Linda Dawson note payable, $2250 per month, including interest of 4.5% until August 2041. Uncollateralized.	372,867	382,843

	2019	2018
Mountain West Marketing note payable, $25,000 due August 2018 and $25,000 due August 2019, zero interest. Uncollateralized.	-0-	25,000
Total Long-Term Debt	$961,107	$1,005,500
Less Current Portion	82,172	163,673
Net Long-Term Debt	$ 878,934	$841,827

Maturities of long-term debt are as follows:
Year Ending December 31,

2020	$ 82,172
2021	135,538
2022	82,953
2023	136,486
2024-2041	523,958
Total	$ 961,107

Note 8 – Related Party Transaction

The Company leased its office and shop space on a month-to-month basis beginning November 1, 2019 from a limited liability company in which the Company and the Company's majority stockholder are partners. Total office rent expense included in the statement of operations for this related party transaction was $20,603 for November through December 2019.

Bighorn Design Studio , LLC
Notes to Financial Statements
December 31, 2019 and 2018

Note 9 – Off-Balance -Sheet Risk and Concentrations of Credit Risk

The Company maintains its cash balances in various financial institutions located mainly in Sheridan, Wyoming. The balances are insured by the Federal Deposit Insurance Corporation and the Federal Savings and Loan Insurance Corporation up to $250,000 per institution. At December 31, 2019 and 2018, the company's uninsured cash balances total $-0- and $118,246.33 respectfully .

Financial instruments that potentially subject the company to concentrations of credit risk consist principally of trade accounts receivables. As of December 31, 2019 the company had no significant concentrations of credit risk.